Morgan, Lewis & Bockius

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15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

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www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

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mathew.lewis@morganlewis.com

December 26, 2023

Confidential

Ms. Keira Nakada

Ms. Suying Li

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Desfran Holdings Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on October 30, 2023 CIK No. 0001982961

Dear Ms. Nakada, Ms. Li, Mr. Fetterolf, Mr. Field:

On behalf of our client, Desfran Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 22, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 30, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Cover Page

1.	We note your disclosure that “[w]e conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries,” that “[i]nvestors in this offering will not directly hold equity interests in our operating subsidiaries,” and that “[t]his structure involves unique risks to investors.” Please revise your disclosure throughout the prospectus to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s sample letters regarding China-specific disclosures issued by the Staff in July 2023 and December 2021.

In response to the Staff’s comment, the Company respectfully submits that while it does have limited business operations in mainland China and Hong Kong through its operating subsidiaries, the Company is not primarily based in mainland China nor are the majority of its operations conducted there. For reference, for Fiscal 2023, based on management accounts, corporate services income from Hong Kong and China accounted for less than 6% and less than 1%, respectively, of our total corporate services income for the year. The Company is currently in the process of finalizing the audit for Fiscal 2023 and will include such audited figures for the year in a future submission when such information is available. As such, the Company believes that the operational structure and risk profile are materially different from those companies to which the guidance issued by the Division of Corporation Finance in July 2023 and December 2021 apply. However, the Company acknowledges that its operations in mainland China and Hong Kong subject it to certain jurisdictional risks. In response to the Staff’s comment, the Company has revised the disclosure on page 19-20 of the Revised Draft Registration Statement to better highlight such risks.

Overview, page 2

2.	Please revise and balance your corporate services income discussion to also disclose your net income or loss for the same periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 62 of the Revised Draft Registration Statement.

Prospectus Summary, page 4

3.	Please disclose here, as you do on the cover page, that “Mr. Foo Chee Weng Desmond, our Chief Executive Officer and the beneficial owner of our outstanding Class B ordinary shares, will hold approximately []% of the voting power of our outstanding shares following this offering....” Additionally, include a discussion of the resulting consequences, including that Mr. Foo Chee Weng Desmond “will have considerable influence over matters such as...,” as you do in your risk factor on page 24. Further, here and in such risk factor, disclose the specific percentage of outstanding shares that the Mr. Foo Chee Weng Desmond must keep to continue to control general matters submitted to shareholders for approval, pursuant to which holders of shares of Class A and Class B common stock would vote together as a class. Lastly, revise the Corporate History and Structure chart on page 5 to disclose and discuss the company’s dual-class structure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 24 of the Revised Draft Registration Statement. With respect to the Staff’s comment on the Corporate History and Structure chart, the Company respectfully submits that it is still confirming the final structure of the Cayman entity and will provide such information in a future submission.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

4.	We note your disclosure that the increase in corporate services income in the six months ended March 31, 2023, as well as in fiscal year 2022, “was driven primarily by strengthening across our core businesses as borders that had been closed in reaction to COVID....” Please revise to reconcile with your disclosure on page 18 that “a substantial amount of our corporate services income for the year ended September 30, 2022 were provided by two one-off transactions that are not expected to recur.” Also reconcile with your disclosure on page 50 that the increase in gross profit margin for the six months ended March 31, 2023 was driven in-part by “a substantial one-off transaction, valued at US$ 500,000.” Last, to the extent that your historical results have been materially impacted by one-off transactions that are not expected to recur, please revise throughout your prospectus, and particularly in your risk factors and Business section, to clarify that your historical results may not be indicative of your future business and related income given that your historical corporate services income appears to be comprised inpart of such one-off transactions. For example, revise your risk factor heading entitled “Our historical growth rate . . . “ to prominently highlight the one-off transactions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 50 and 51 of the Revised Draft Registration Statement.

5.	You attribute the increase in gross profit margin in the six months ended March 31, 2023 to several factors. However, these factors do not appear to fully explain the entire increase. Please describe and quantify the material factors for all portions contributing to the increase in gross profit margin.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement.

6.	Please expand your disclosure to provide quantified explanations for the changes in payroll and employee benefits, consulting fees and maintenance fees included in other operating expenses over the reporting periods. Refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51 of the Revised Draft Registration Statement.

7.	Your segment reporting information disclosed on page F-22 states that you are organized into three reportable segments. Please provide a discussion and analysis of results of operations at the segment level. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully submits that it has re-assessed its segment reporting. Based on its analysis, in particular regarding the fact that (i) its chief operating decision maker reviews its operating results on a consolidated basis for purposes of allocating resources and performance assessment and (ii) that most of the Company’s staff and work performed are located in Singapore, with the other regions serving more as representative offices than as distinct operating segments, it has concluded that the Company operates its business as a single operating and reportable segment based on the definition of operating segment as set out in ASC 280. The Company has revised the disclosure on pages F-13, F-22 and F-29 of the Revised Draft Registration Statement to reflect this.

Industry Overview, page 56

8.	We note your inclusion of market projections through 2026, as well as your disclosure on page 6 that the information provided by Frost & Sullivan “involves a number of assumptions and limitations.” Please revise to discuss the material assumptions and limitations with respect to such projections, and also include a risk factor discussing the risks associated therewith.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 56 of the Revised Draft Registration Statement.

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9.	To provide additional clarity for investors, please revise to define all acronyms in this section, including your use of APAC and RoW, to clarify whether you are referring to the Asia-Pacific region as well as the rest of the world.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 57 and 59 of the Revised Draft Registration Statement.

Business, page 62

10.	Where you disclose that you had 87 clients in Fiscal 2022, please prominently highlight that you received a substantial portion of your corporate services income from your two largest customers, as you state on page 65 and in your risk factors on page 19. Additionally, please revise to clarify the current state of your customer relationships and disclose that the prior one-off transactions with your major customers are not expected to recur, if true. In this regard, your disclosure on page 42 further indicates that your client base changed, as you state that “[p]rior to July 2022, our headquarters were located in Hong Kong and the majority of our business was booked out of Hong Kong.” Such disclosure also notes that that you have since moved your headquarters to Singapore and that the corporate services income generated in Hong Kong was significantly reduced from approximately $1.5 million for fiscal year 2022 to $340 thousand in the six months ended March 31, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 62 and 65. With respect to the Staff’s concerns regarding the shift in headquarters from Hong Kong to Singapore, the Company respectfully submits that this shift was not due to, nor did it result in a change in our customer base. Instead, the change was made for operational reasons. The referenced language in page 42 was included to highlight that certain customers, particularly those based in Hong Kong, continued to be serviced by our Hong Kong office, despite the shift in headquarters. Such language has been revised to make this point clearer.

11.	Where you discuss Fiscal 2022 metrics throughout the prospectus, please revise to provide comparable disclosure for Fiscal 2021, so as to balance such disclosure as you do on page 63 where you discuss your clients in Fiscal 2021 and Fiscal 2022 with respect to financial licensing services. As examples only, we further note your disclosure on page 64 that “[i]n Fiscal 2022 we helped 72 clients incorporate companies in 11 distinct jurisdictions,” as well as your disclosure on page 65 that “[i]n Fiscal 2022, 87.1% of our corporate services income came from clients engaging in the foreign exchange or contract for difference brokerage business.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 62, 64 and 65 of the Revised Draft Registration Statement.

12.	We note your disclosure that “[i]n Fiscal 2021 and Fiscal 2022 and the six months ended March 31, 2022 and 2023, clients for whom we had helped incorporate an overseas company accounted for 92.6%, 92.3%, 92.6% and 82.8%, respectively, of our income for the year.” Revise to clarify whether you mean your income attributed to corporate secretarial services as opposed to more generally your income, as it does not appear that either your corporate secretarial services income, or income from incorporation services, generated the majority of your income in Fiscal 2021 or Fiscal 2022. Additionally, provide the percentage of income generated from incorporation services compared to your total corporate services income, to balance your disclosure pertaining to income from licensing consultancy services in the first paragraph on page 64.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Revised Draft Registration Statement.

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13.	We note your disclosure of the number of employees as of March 31, 2023, as well as your breakdown of your corporate services income by geographic location for the years ended September 30, 2022 and 2021, and for the six months ended March 31, 2023 and 2022. Revise to provide such information for the last three financial years in accordance with Item 4.B.2 and 6.D of Form 20-F.

In response to the Staff’s comment on the number of employees, the Company has revised the disclosure on pages 65 and 66 of the Revised Draft Registration Statement. With respect to the Staff’s comment on the breakdown of its corporate services income by geographic location, the company respectfully submits that it will revise to provide updated information for the year ended September 30, 2023 in future filing once such information is available.

Index to Consolidated Financial Statements, page F-1

14.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.

The Company respectfully submits that it is currently in the process of finalizing the audit for Fiscal 2023 and will include such updated figures and corresponding analysis in a future submission when such information is available.

15.	Please provide the information required by Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts, including your provisions for doubtful accounts. Please refer to Items 4(b) and 8(b) of Form F-1 and Item 17(a) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-17 and F-31 of the Revised Draft Registration Statement.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-6

16.	You present 1,000,000 weighted average number of ordinary shares used in computing net income per share for fiscal years 2022 and 2021 herein, and 50,000,000 shares for the six months ended March 31, 2023 and 2022 on page F-25. These weighted average number of ordinary shares outstanding amounts appear to be inconsistent with the 1 ordinary share outstanding presented in your consolidated statements of changes in shareholders’ deficit for the corresponding periods. Please tell us how you determined these outstanding share amounts used in computing net income (loss) per share for all reporting periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-5, F-6, F-19, F-24 and F-33 of the Revised Draft Registration Statement. For consistency, the Company has revised the disclosure to use 50,000,000 ordinary shares in computing net income per share both for Fiscal 2021 and Fiscal 2022 as well as the six months ended March 31, 2022 and 2023. This is the total number of shares of the Company, though only one share has been issued and is outstanding as of the present. Once the restructuring has been finalized, such disclosure will be revised if the number of outstanding shares at that point is less than the full 50,000,000.

Consolidated Statements of Cash Flows, page F-8

17.	You state on page F-19 that amount due from shareholder represents cash collected from your customers by your shareholder on your behalf. Please tell us your basis to present the change in amount due from shareholder as cash flows from investing activities instead of cash flows from operating activities. Refer to ASC 230-10-45-16 and 45-17.

In response to the Staff’s comment, the Company respectfully submits that while the cash collected from customers by its shareholder on behalf of the Company should ordinarily be categorized under operating activities in accordance with ASC 230-10-45-16, the shareholder returned these amounts to the Company at a time longer than a normal business cycle and such cash collection is not consistent with the concept of cash flows from operations set out in ASC 230-10-45-16. Under such circumstances, the Company considers it more appropriate to record these cash flows as cash flows from investing activities rather than cash flows from operating activities.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

Revenue recognition

License application, page F-13

18.	Please describe the nature and terms of the series of tasks which are distinct and separately identifiable included in your license application projects. Clarify whether these tasks are separate performance obligations and provide your analysis of how you evaluate whether each task is distinct. Refer to ASC 606-10-25-19 through 25-22. If your license application projects have multiple performance obligations, please disclose how transaction fees have been allocated to each performance obligation. Refer to ASC 606- 10-32-28 through 32-38.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-13 of the Revised Draft Registration Statement.

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4. Right-of-use assets and operating lease liabilities, page F-17

19.	Please expand your disclosure herein and on page F-32 to include cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows. Refer to ASC 842-20-50-4(g).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-18 and F-32 of the Revised Draft Registration Statement.

8. Income taxes, page F-21

20.	Your effective tax rate reconciliation shows a significant fluctuation in the line item “tax effect on expenses not deductible for tax purposes” for the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021. Please describe the types of expenses included therein and explain to us the reasons for the fluctuation in the line item and your consideration of disclosing the nature of these reconciling items in your financial statements. Refer to the guidance in ASC 740-10-50-12.

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Revised Draft Registration Statement. With respect to the Staff’s comment on the reasons for the fluctuation in the line item “tax effect on expenses not deductible for tax purposes” from Fiscal 2021 to Fiscal 2022, the Company respectfully submits that the fluctuation was primarily due to incurrence of professional fees in Fiscal 2022 related to the Company’s upcoming initial public offering.

Signatures, page II-3

21.	Please revise the signature page to annotate that the registration statement will be signed by at least a majority of your board of directors and your authorized representative in the United States.

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Revised Draft Registration Statement.

General

22.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company respectfully submits that it has had no written communications with potential investors and has not authorized any third party to do so on its behalf, and it has no current plans to conduct any such communication with potential investors. To the extent that the Company intends to present to potential investors in reliance on Section 5(d) of the Securities Act, the Company will contact the Staff member associated with the review of its filing to submit relevant materials.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, Desfran Holdings Limited
Teo Mingwen, Director and Chief Financial Officer, Desfran Holdings Limited
John P. Yung, Esq., Lewis Brisbois Bisgaard & Smith LLP

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